                                    THE NEW

                           [HAVAS ADVERTISING LOGO]

                            Analysts' Presentation


                                 March 2, 2001

                              What we will cover


I.   HAVAS ADVERTISING TODAY

          Organization
          Results for fiscal 2000

II.  HAVAS ADVERTISING TOMORROW

          Market Trends
          3-year Plan (2001-2003)

III. CONCLUSION

                             Introductory Matters


FORWARD-LOOKING INFORMATION


This document contains certain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances. Forward-looking statements can be identified by the fact that they do not relate strictly to historical or current facts. They often include words like "believe," "expect," "anticipate," "estimated," "proforma," and "intend" or future or conditional verbs such as "will," "would," or "may." Certain factors that could cause actual results to differ materially from expected results include changes in global economic, business, competitive market and regulatory factors. More detailed information about these factors is contained in Havas Advertising's filings with the Securities and Exchange Commission.

Note 1: unless otherwise indicated, 2000 numbers are the reported numbers i.e. the numbers of Havas Advertising including Snyder Q4

Note 2: EBIT as used in this presentation means earnings before interest, taxes and amortization

                        2000 The New Havas Advertising:
                               A Global Company


 .    #4 Communications group worldwide*
 .    Revenues of (euro) 2.3 billion (pro forma)              [PIE CHART]
 .    Operations in 75 countries                        Havas Advertising+Snyder
 .    21,000 staff worldwide                                   Pro Forma
 .    Interactive leadership                            France                15%
 .    Marketing Services leadership                     LATAM                3,9%
 .    Highly multicultural and decentralized            APAC                 3,8%
 .    Difference between the leading                    USA                 43.7%
     group and HADV = 2.7x revenues                    Other Europe        33.6%
 .    Listed on Paris Stock Exchange
     and Nasdaq

*Source:  Advertising Age, April 2000

                           Organized in 4 divisions


                           [HAVAS ADVERTISING LOGO]


      NEW YORK                   BOSTON                       PARIS                      BARCELONA

        Bob                        Ed                      Jean-Michel                    Fernando
    Schmetterer                Eskandarian                    Carlo                        Rodes

    Euro RSCG WW               Arnold WWP                      DAG                          MPG
Bounty SCA will add       Arnold will reinforce       Brann will become the       The media for Arnold will
great Marketing           Campus and become the       leading company in the      reinforce Media Planning
Services strength to      lead agency with strong     U.S.A. for the              U.S.A.
Euro RSCG Worldwide.      U.S. leadership             Diversified Agencies
Overall Euro RSCG                                     Group and will develop a
Marketing Services will                               network on a worldwide
now rank #2* Worldwide.                               basis
[Bounty SCA Logo]         [Arnold Logo]               [Brann Logo]                [Arnold Media Logo]
[Circle.com Logo]

*Source:  DMA

                           Financial Statements for
                                  fiscal 2000

                                     2000


 .    Excellent performances

 .    Promises kept

 .    Results exceeded expectations

 .    Snyder in line with forecast

                          2000 (including Snyder Q4)
                             Financial Highlights

 .    Revenue                                           +48.6%

 .    EBIT                                              +68.0%

 .    EBIT/Revenue ratio                                 14.0%

 .    Net income                                        +58.4%

 .    Diluted EPS                                       +28.2%

 .    Dividend                                          +13,3%

NOTE: Progression vs 1999 (presented under French GAAP new methodology. Reconciliation shown in Appendix)

                          2000 (including Snyder Q4)
                           Comparison with consensus

M
                              Actual                   Forecast
                                                       Consensus (1)

 .    Revenue                   1796                       1750

 .    EBIT                       251                        241

 .    EBIT/Revenue ratio          14%                      13,8%

 .    Net income               122,8                      112,4

 .    Diluted EPS               0,60                       0,52

(1) Consensus derived from published reports of major research houses (ABN AMRO, Merrill Lynch, Morgan Stanley, Julius Baer)

                          2000 (including Snyder Q4)
                               Income Statement

M
                                       1999     2000       %
Revenue                               1208,1   1795,6   +48,6%

EBIT                                   149,6    251,4   +68,0%
                                        12,4%      14%

Net financial income (expense)           9,2     (5,5)
Taxes                                  (50,2)   (84,0)
                                        31,6%    34,3%

Minorities                             (31,2)   (37,9)
Other                                    0,1     (1,2)

Net income                              77,5    122,8   +58,4%
 (before extraordinary & goodwill)

Diluted EPS                             0,47     0,60   +28,2%

NOTE:  1999 new French GAAP

                                     2000
               Havas Advertising before integration of Snyder Q4
                               Income Statement

M

Pro Forma
                         1999        2000         %

Revenue                 1208,1      1603,0      +32,7%

EBIT                     149,6       215,3      +43,9%
                          12,4%       13,4%


NOTE:  1999 new French GAAP

                                     2000
                               Snyder 12 months
                               Income Statement


M

Pro Forma
                        1999       2000         %

Revenue                 519,6      681,1      +31,1%

EBIT                     82,0      106,1      +29,4%
                         15,8%      15,6%


NOTE: Continuing operations
      See Appendix for reconciliation with Snyder Communications reported numbers

                                     2000
                    Proforma including Snyder 12 months (1)
                               Income Statement

M

Pro Forma
                                       1999      2000        %

Revenue                               1727,7    2284,1     +32,2%

EBIT                                   231,6     321,4     +38,8%
                                        13,4%     14,1%

Net financial income                     7,1     (12,2)
Taxes                                  (79,4)   (106,6)

Minorities                             (31,1)    (37,9)
Other                                   (2,2)     (3,0)

Net income                             126,0     161,7     +28,3%
 (before extraordinary & goodwill)

Diluted EPS                              N/A      0,57


(1)  continuing operations with 17% Circle.com under equity method
NOTE: 1999 new French GAAP

                               Analysis of 2000
                             Financial Statements

                                    Revenue


1999 - 2000 Growth:


 .   Unadjusted:                               +48,6%

 .   Excluding acquisitions:                   +22,3%

 .   Adjusted for acquisitions and             +13,8
    currency fluctuations:

                         Strong net new business gains


Full Year 2000 net new business


                                       Billings
                                    (euro) Million

Euro RSCG Worldwide                     1,722

Arnold Worldwide Partners                 379

Media Planning Group                      873

Diversified Agencies Group                725

Total New Havas Advertising             3,689*

_______________
*of which 876 M (euro) from Snyder Companies

                        New business: major wins/losses


Euro RSCG Worldwide             Arnold WW Partners            MPG                      DAG
---------------------------------------------------------------------------------------------------------
Bayer                           Toshiba Europe                SmithKline Beecham       Lucent
Subway                          Carrefour                     Reckitt Benckiser        Leclerc
CNN                             Liberty Surf                  Pharmacia Upjohn         IBM
Fort Motor Company (Volvo)      RAC                           P&G                      CIC
ING                             VIAG Interkom                 Novartis                 Microsoft
Kast Telecom                    Minicar (BMW)                 ING                      Barclays
Searle (Monsanto)               Chevron                       Thomson                  BT
Diamond.com                     Alcatel                       Orange International     Europ@web
SkyTeam                         Jet Blue                      SkyTeam                  Bayer
Select Comfort                  Monster.com                   Astra Zenica LP          Exxon Mobil
Sky Television                  Hasbro Interactive            Danone                   Hewlett Packard
Alberto Culver                  EMC                           Welch's                  Pepsico
Pfizer                          Lufthansa Cargo               Liberty Surf             Chandon
Amazon.com                                                    Cervezas                 Discovery
Hasbro Games                                                  Self Trade               Channel
Hallmark                                                      Reed International       Orange
Thomson-CSF Thales                                                                     Heinz
                                                                                       Sodexho
                                                                                       Fleet Bank USA
---------------------------------------------------------------------------------------------------------

Philips (loss Q3 2001)          Orange UK                     Osborne Spain            Clarins
                                Sega UK                                                France

                       2000 Strategic Acquisition Growth


 .  Companies acquired in addition to Snyder, including:

   .  Advertising (Vickers & Benson -- Canada, Lorente - Spain)
      -----------
   .  Consulting (Meridian - U.S.)
      ----------
   .  Interactive (@work - Finland, Absolut - France)
      -----------
   .  Marketing Services (Integrated Options - Australia, Tyee - U.S.)
      ------------------
   .  Corporate Relations (Middleberg, Kratz & Jensen - U.S.)
      -------------------
   .  Recruitment (EMDS - Europe)
       -----------
   .  Financial PR (W&Cie - France, Hudson Sandler - UK, Printel -- France,
      ------------
      Abernathy MacGregor - U.S.)
   .  Sports Marketing (ISL - France)
      ----------------
   .  Healthcare (Remtulla - Canada)
      ----------

 .  (euro) 210 million of revenue estimated on a pro forma full year basis; *
   90% in marketing services

*more than

                               2000 Gross Income


Growth by region


                                                    Adjusted for
                                                  acquisitions and
                                                currency fluctuation
                          Total
                       unadjusted*          Reported               Pro forma
TOTAL                    + 48.6%            + 13.8%                 + 13.8%
North America            + 75.7%            +  6.3%                 + 11,0%
Europe                   + 35.0%            + 17.4%                 + 15,7%
Asia/Pacific             + 40.9%            + 14.1%                 + 14.1%
Latin America            + 51.8%            + 22.2%                 + 22.2%


_____________
*Including Snyder Q4

                                 2000 Revenue


Contribution by network                                                Proforma


                                  [PIE CHART]

                      Media Planning Group            8%
                      Diversified Agencies Group     27%
                      Euro RSCG Worldwide            53%
                      Arnold Worldwide Partners      12%

                                 2000 Revenue
                                 business mix



                                 [PIE CHARTS]


     Havas Advertising 1999

Marketing Services          45%
Advertising                 55%


     Havas Advertising + Snyder
        2000 pro forma


Publicite                   39%
Mktg Services               61%
  C.R.M.                    37%
  PR                         7%
  Media                      8%
  Specialized Comm           9%


          Marketing Services        Less cyclical
                                    Higher growth
                                    Higher margins

                                 2000 Revenue
                             growth by discipline


Pro Forma



                                                         GROWTH 00/99
                                                                   Adjusted for
                                               Total                 currency
                                                                   fluctuation
                                             -----------------------------------

Traditional Advertising                        + 18%                    + 8%

Marketing Services                             + 43%                    +30%
                                             -----------------------------------

   TOTAL                                     + 32,2%                 + 20,4%

                    New Havas Advertising 20 major clients

                The Integration of Snyder Adds 7 Major Domestic
                Clients with International Expansion Potential


                   The New Havas Advertising Top 20 Clients


Snyder                                        HADV
------                                        ----
P&G                          Intel                       SmithKline Beecham
Volkswagen                   Worldcom                    Pfizer
Sky                          Peugeot                     Danone
McDonald's                   American Home Prod.         Schering Plough
IBM                          France Telecom              Fleet Bank
American Legacy              Volvo                       Microsoft
British Telecom              Citroen


                    Top 20 clients represent less than 25%
                             of pro forma revenue
                   No single client represents more than 3%*

_______________
*2000 management estimates

                          Our presence in key sectors



                      FINANCIAL                                    MEDIA/
TELECOM               SERVICES                 HIGH-TECH           NEW MEDIA                 HEATHCARE
---------------       -----------------        ---------------     ---------------------     --------------------------
Cegetel               Abbey National           Alcatel             Amazon.com                American Home Products
France Telecom        American Express         Dell                BMG Entertainment         Bayer
Lucent                Barclays                 Intel               Canal +                   Bristol Myers Squib
Worldcom              BNP                      Microsoft           CNN.com                   Glaxo Wellcome
Telefonica            First US Bank            Storage Tek         The Independent           Novartis
Vodafone              J.P. Morgan                                  Tom.com                   Pfizer
                      KPMG                     Aol.com             Universal Studios         Aventis
AT&T                  Nasdaq AMEX              IBM                                           Schering Plough
Bell Atlantic         Oppenheimer              Motorola            Columbia House            SmithKline Beecham
British Telecom       Prudential               Myway.com           Disney
GTE                   The Hartford             Sony                Wsj.com                   Merck
InfoSpeed             Wells Fargo                                  Yahoo!                    Pharmacia Upjohn
Sprint                                                                                       Roche
                      Bank of America
                      E*trade
                      First National
                      Fleet
                      US Bancorp
                                               [LEGEND:            Havas Advertising Clients
                                                                   Snyder Clients]

    [Approximately] 50% of Gross Income comes from the 5 fast growing sectors

                              Productivity ratio


                                                           2000
                     (% of revenue)        1999          pro forma

              Personnel costs               56,6%           54,3%

              Other costs                   30,4%           31,5%

              EBITDA*                       15,8%           17,4%

              EBIT*                         12,4%           14,1%


NOTE:  1999 new French GAAP
---------------
*Without 17% of Circle.com

                                    Revenue


5-year growth: (unadjusted)


                                  [BAR GRAPH]

M (euro)
1995                610             0,8%
1996                665             9,1%
1997                779            17,1%
1998                874            12,2%
1999               1208            38,2%
2000 pro forma     2284            89,1%

                                     EBIT


5-year Evolution:


                                  [BAR GRAPH]


% EBIT/Revenue                                             M (euro)

1995                56
1996                61
1997                81
1998               100
1999 reported      150
2000 pro forma     321


___________________
*Without 17% of Circle.com

                                  Net income



                                  [BAR GRAPH]



M (euro)


                   1995                26             11,6%
                   1996                29             12,6%
                   1997                42             43,9%
                   1998                58             36,7%
                   1999 reported       79             37,7%
                   2000 pro forma     162            104,0%


NOTE: Net income before extraordinary and goodwill

                  Consolidated income statement (as reported)


M

                              1999      2000         %

NET INCOME (group share)      77,5      122,8     +58,4%

Extraordinary (group share)   (0,5)       1,1
                              ----      -----

NET INCOME before goodwill    77,0      123,9     +60,9%
                              ----      -----
(group share)

NET INCOME after goodwill     54,2       89,2     +64,6%
                              ====      =====
(group share)



NOTE: 1999 new French GAAP

                            Cash earnings per share
                             (details in appendix)


M

                            1999     2000         2000
                                     reported     pro forma

Basic EPS                   0,56      0,68        0,64
(pre-extraordinary and
goodwill)

Diluted EPS                 0,47      0,60        0,57
(pre-extraordinary and               +28,2%      +22,6%
goodwill)



NOTE: 1999 new French GAAP

                          Consolidated balance sheet


M

ASSETS                 1999   2000   LIABILITIES       1999  2000

Goodwill Net            847   1265   Equity             733  1127

                                     Convertible Bond   184    87
Fixed Assets            207    407   99

Work. cap.                           Convertible Bond     -   709
requirements &         (146)  (148)  2000
liabilities against
investments
                                     Provisions          56    55
Deferred Tax                    68

Net Cash                 65    386

TOTAL:                  973   1978   TOTAL:             973  1978

                     Consolidated statement of cash flows


M

                                                1999    2000

Operating Result                                 144     250

Changes in Working Capital                        58     (37)

CASH FLOW FROM OPERATIONS                        202     213

Net Investment:    Capex                         (43)    (86)
                   Financial Assets             (289)  (2376)*
                   Other Assets                  (10)     84

CASH FLOW FROM INVESTMENTS                      (342)  (2378)

Dividends paid                                   (30)    (56)

Changes in Equity                                 74    2171*

CASH FLOW FROM FINANCING                          44    2115

Change in net cash/(debt)                        (96)    (50)

* 2041 for the Snyder acquisition, paid in stock

                         Net Consolidated cash/(debt)


M

                                1999   2000

Opening Balance                   61     65

Net from cash flow statement     (96)   (50)

Exchange rate &                  (84)  (241)*
Scope adjustment

Conv Bond 99 at 12/31/99         184   (184)

Conv Bond 99 at 12/31/00           -     87

Conv Bond 2000 at 12/31/00         -    709

Closing Balance                   65    386


* of which Snyder (170)

                            New financial resources



 .    Successful placing of (euro) 709 million bonds, which are
     convertible and/or exchangeable into new and/or existing shares (OCEANE)

 .    Main financial terms and conditions:

     .    Issue price = (euro) 21.60
     .    Coupon = 1%
     .    Yield to maturity = 4.25%
     .    Term = 5 years

 .    Increased resources to fund continued strategic growth

                                   Dividend

 .    Dividend increase of                   13,3%

     -    Net:                              0,17 (euro) / share

     -    Including Tax Credit:            0,255 (euro) / share

 .    Yield                                 = 1,7%

     (based on 15.40 (euro) share price at 12/31/00)

                            Shareholder structure*


                                  [PIE CHART]



  Treasury Stock                         2.1%
  VUP/Vivendi                            9.7%
  Institutional French Investors
   & Others                             30.5%
  Individual Shareholders                2.3%
  MPG Spanish Shareholders               9.3%
  Others                                11.8%
  International Shareholders            55.4%
  UK Investors                          14.0%
  US Investors                          20.3%


__________________
*SICOVAM Survey as of Dec 31, 2000, pro forma for MPG transaction, on a fully diluted basis

                                  Comparisons

                          REVENUE GROWTH
                                00/99        EBIT/REVENUE      MULTIPLES
                            Organic      Total      2000     EBITDA      CEPS

Omnicom                        16,6%     20,0%      16,5%      16,3      30,3

Interpublic                    13,0%     27,1%      16,8%      11,9      21,6

WPP & Y&R (3 months)           15,0%     37,2%      14,2%      16,0      29,9

HAVAS ADVERTISING
+SNC (3 months)                13,8%     48,6%      14,0%      11,4      25,6

  Sources:  companies or CSFB research Feb 28, 01

                           Comparative Stock Prices

     Evolution of the Havas Advertising share price and comparisons over 1 year (based on Havas Advertising)



  [LINE GRAPHICS DEPICTING STOCK PRICES OF HAVAS ADVERTISING, PUBLICIS, WPP,
                           INTERPUBLIC AND OMNICOM]

                               HAVAS ADVERTISING
                                   TOMORROW

                                 MARKET TRENDS

                         Market trends remain positive


  Traditional advertising growth slowing worldwide vs. 2000:

                   2001           +6.0%

                   2002           +6.0%

                   2003           +5.5%

  Marketing services growth increasing worldwide:
   Long-term double digit market growth *10%

  ______________
  Source:  ABN-AMRO

* More Than

                           Market will be driven by:

  .   Globalization
  .   Consolidation of our clients
  .   Deregulation


  . Convergence                    [ARROWS POINTING TO:
                                   Traditional advertising and
                                   Marketing services & interactivity]

                    An example of integrated communications


                       Launching of 307 Peugeot Q1 2001

Public Relations                     Direct Marketing - Internet
Euro RSCG                            BRANN - Circle.com


Financial PR
Omnium Euro RSCG          [PEUGEOT LOGO]      Traditional Advertising
                                              Creative:  Euro RSCG
                                              Media:  MPG

Dealers Event                                 Driving Test
Sales Machine                                 Sales Machine

Database
Brann                                         Collateral
                                              Euro RSCG

                                 Internet Site
                                    Circle

                           Market will be driven by:



Traditional                                             Marketing
Advertising                                             Services

                                Integrated
                                Communications

                           The New Havas Advertising


                                  3-Year Plan
                                   2001-2003

                                  3-Year Plan
                                   2001-2003

General Objective:

Continue to strengthen Havas Advertising's position by closing the gap between the top three players and our group in terms of

                     .   Revenue
                     .   Profit

                                  3-Year Plan
                                   2001-2003



 .    With an organic growth target of 10-15% per year

                                  3-Year Plan
                                   2001-2003


 .    An aggressive acquisition program leading to continued strong total growth

 .    A continued strong EBIT margin expansion


                              .    Target 15% 2nd half 2001

                              .    Target *16% in 2003


 .    With an EPS growth target 15-20% annually

* More Than

                                  3-Year Plan

                                   2001-2003

 .    With business mix objectives for 2003

     .    Marketing Services* 2/3%

     .    Traditional Advertising* 1/3%


 .    With improved geographic balance:

          APAC and LATAM

             From 6-7% of our revenues 10-12% in 2003*

          France

             From 16% of our revenues **10% in 2003

** Plus and Minus

                 Strong fundamentals to achieve organic growth
                                   of 10-15%


 .    61% of our business mix comes from the most dynamic sectors: marketing services and media expertise

 .    Europe represents [approximately] 50% of our revenues and will be the most dynamic continent in our industry

 .    The faster growing markets are in Southern Europe and they represent *55%
     of our European revenues

 .    50% of our revenues come from clients in the 5 most dynamic sectors of the market

* More Than

                 Strong fundamentals to achieve organic growth
                                   of 10-15%

 .    Early 2001 client plans for organic growth are positive


           The top 15 clients from each of our 4 divisions forecast
              *10% increases overall, with stronger increases in
                              marketing services

                       Fee-based income *80% of revenue

* More Than
____________
Note:  Based on December 2000 client forecasts

                 Strong fundamentals to achieve organic growth
                                   of 10-15%

 . Cross-fertilization and synergies with the Snyder companies are significant and easy

                                   Synergies

Consistent with the objective of $30 to $40 million in year 1

1)   Cross-Fertilization (September 27-February 1)

     Geographic Expansion
               8 accounts from 1 country to 2 or more countries
               Example:
               .  Alcatel from France -> US -> Europe -> Latam -> China

     Service Expansion

               10 accounts from 1 company to 2 or more companies Examples:
               . Peugeot from Euro RSCG (HADV) -> BRANN (ex-Snyder) Circle.com (ex-Snyder)
               .  P&G from Bounty (ex-Snyder) -> Euro RSCG (HADV)

                              Cross-Fertilizations

                 More Than 38 Pitches Have Already Been Handled
                  Jointly with Our Newly Integrated Companies

2)   New Business Opportunities (September 27-February 1)

     Examples Include:

     CNP, Guiness, Yahoo, Burger King, Hasbro, Hennessey, and Nextel

               These are opportunities that we would not have had
                            if we were not together

                    Our strong points to reach an EBIT ratio
                                  *16% in 2003

 .  61% our revenues come from the two high margin sectors (EBIT/Revenue*15%)

   .  Marketing Services
   .  Media Expertise

 .  External growth is focused on high profitability sectors
 .  Size generates potential cost optimization
 . Continuous effort to improve agency productivity and variable cost ratio . For 5 years we have regularly gained 100 basis points per annun
   (EBIT/Revenue)

* Greater than

                                  3-Year Plan
                                   2001-2003

Objective by Division:

Euro RSCG Worldwide
 .  Become one of the top 3 integrated communications networks worldwide

Arnold Worldwide Partners
 .  Achieve a brillant creative presence in the 15 most strategic countries

                                  3-Year Plan
                                   2001-2003

Objective By Division:

MPG
 . Become one of the top 5 media specialist companies worldwide (objective reinforced by the increase of Havas Advertising's stake from 45% to 100%)

Diversified Agencies Group
 .  Develop global marketing services brands with the objective to be in the top
   3 worldwide in direct marketing and data management, PR and corporate financial PR, human resources communications and interactive

                                   Conclusion


We believe Havas Advertising will be an even more important player in our industry in terms of:

                              .  Scale
                              .  Growth
                              .  Margin
                              .  Profit
                              .  EPS
                              .  Creative Ideas

                                   Appendix

2000 cash earnings* per                            Havas Advertising
share:                                                   +
                                                   Snyder 4Q


                                     Number of
                     Situation at    shares        Result
                     31.12.00        withheld      M (euro)

Issued

For Snyder           101 265 147    26 737 193
Other                165 231 420   159 620 362            Basic
Treasury stock*       (6 151 350)   (6 038 920)           EPS
Basic number                       180 318 635     122,7  0,68 (euro)  +21,9

Potential

Warrants               5 034 041     3 199 125
HA Stock options      11 118 080     4 822 903
SNC Stock options      8 732 202       655 018
Purchase options*      6 000 000     4 730 190
Oceane 1999            9 280 300    13 244 769       0,8  Diluted
Oceane 2000           32 817 012             0            EPS
Diluted Total        333 326 852   206 980 640     123,5  0,60 (euro)  +28,2%

*net income before extraordinary and goodwill

2000 cash earnings* per                               Proforma Havas Advertising
share:                                                              +
                                                      Snyder


                                    Number of
                     Situation at   shares            Result
                     31.12.00       withheld          M (euro)

Issued

For Snyder            101 265 147   100 786 460
Other                 165 231 420   159 620 362              Basic
Treasury stock*        (6 151 350)   (6 038 920)             EPS
Basic number                        254 367 902       161,7  0,64 (euro) +13,8%

Potential

Warrants                5 034 041     3 199 125
HA Stock options       11 118 080     4 822 903
SNC Stock options       8 732 202     4 196 158
Purchase options*       6 000 000     4 730 190
Oceane 1999             9 280 300    13 244 769         0,8  Diluted
Oceane 2000            32 817 012             0              EPS
Diluted Total         333 326 852   284 561 047       162,4  0,57 (euro)  +22,6%

*net income before extraordinary and goodwill

                               Snyder fiscal 2000
               reconciliation with reported financial statements


                           2000           2000         2000      Discont.      Acquisition        SNC in HADV
                          Snyder       Circle.com      SNC      operations      one time           $       *
$M                       reported       reported                                charges
Revenue                     719           (67)         652         (26)              4            630     681
EBIT                        (68)           19          (49)         34             113             98     106
Net income                  (74)           16          (58)         27              89             58      63
bef extraordinary
& goodwill
Extraordinary                 -             -           -            -             (91)           (91)    (99)
Net income                 (118)           51         (67)          28               -            (39)    (42)
after extraordinary
& goodwill


*1 = 0,92455$

                             Havas Advertising 1999
                               Income Statement

M

                                              1999        1999
                                              reported    pro forma*
Revenue                                       1208,1      1208,1

EBIT                                           150,9       149,6

Financial income (net)                           9,2         9,2
Taxes                                          (48,9)      (50,2)

Net income (group share)                        79,4        77,5
     (before extraordinary & goodwill)

*restated according to new French GAAP

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

                            [HAVAS ADVERTISING LOGO]

                                      64